September 13, 2024

Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504

       Re: flyExclusive, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 27, 2024
           File No. 333-276627
Dear Thomas James Segrave Jr.:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Plan of Distribution, page 108

1. We note your disclosure on page 108 that your selling stockholders may sell their securities in one or more underwritten offerings and purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts. Please confirm your understanding that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.
 September 13, 2024
Page 2



                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation
cc:   Donald R. Reynolds